As filed with the U.S. Securities and Exchange Commission on September 28, 2006
Registration No. 333-125023

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

 TELÉFONOS DE MÉXICO, S.A. DE C.V.
(Exact name of issuer of deposited securities as specified in its charter)
Telephones of Mexico
(Translation of issuer's name into English)

United Mexican States
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)
4 New York Plaza, New York, NY 10004
Tel: (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

 CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
Tel: (212) 894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Scott A. Ziegler, Esq.	Nicolas Grabar, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 United States of America Tel: (212) 319-7600	Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 United States of America Tel: (212) 225-2000
It is proposed that this filing become effective under Rule 466
☐ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 20 Series L Shares of Teléfonos de México, S.A. de C.V.	N/A	N/A	N/A	N/A
(1)Each unit represents one American Depositary Share.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) filed as an exhibit to the form of Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of
	Item Number	ADR Filed Herewith
	and Caption	as Prospectus

1.	Name of depositary and	Face, introductory paragraph
	address of its principal	and final sentence on face.
executive office

2.	Title of ADR and identity	Face, top center and
	of deposited securities	introductory paragraph

Terms of Deposit

(i)	The amount of deposited	Face, upper right corner
	securities represented by	and introductory
	one unit of ADRs	paragraph

(ii)	The procedure for voting,	Reverse, paragraph (14)
if any, the deposited
securities

(iii)	The procedure for collection	Face, paragraphs (4), (5) and
	and distribution of dividends	(8); Reverse, paragraph (12)
(iv)	The procedure for transmission	Reverse, paragraphs (13),
	of notices, reports and	(14) and (16)
proxy soliciting material

(v)	The sale or exercise of	Face, paragraphs (4) and (5);
	rights	Reverse, paragraph (12)

(vi)	The deposit or sale of	Face, paragraphs (4) and (5);
	securities resulting from	Reverse, paragraphs (12) and
	dividends, splits or plans	(15)
of reorganization

(vii)	Amendment, extension or	Reverse, paragraphs (20)
	termination of the deposit	and (21) (no provision
	agreement	for extension)

(viii)	Rights of holders of ADRs	Reverse, paragraph (16)
to inspect the transfer books
of the Depositary and the
lists of holders of ADRs

(ix)	Restrictions upon the right	Face, paragraphs (2), (3),
	to deposit or withdraw the	(4) and (5)
underlying securities

(x)	Limitation upon the liability	Reverse, paragraph (18)
of the Depositary

3.	Description of all fees and charges that	Face, paragraph (8)
may be imposed directly or indirectly against
the holders of ADRs

Item 2. AVAILABLE INFORMATION

Location in Form of
	Item Number	ADR Filed
	and Caption	Herewith as Prospectus

2(b)	Statement that the foreign issuer is	Face, paragraph (11)
subject to the periodic reporting
requirements of the Securities Exchange
Act of 1934 and, accordingly, files
certain reports with the Securities and
Exchange Commission and that such reports
can be inspected by holders of ADRs
and copied at public reference facilities
maintained by the Commission in Washington, D.C.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of September , 2006 among Teléfonos de México, S.A. de C.V., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (as so amended, the "Deposit Agreement") filed herewith.

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(f)	Power of Attorney. Filed herewith.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on September 27, 2006.

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Joseph M. Leinhauser .
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Teléfonos de México, S.A. de C.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on September 27, 2006.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

By: /s/ Adolfo Cerezo Pérez
Name: Adolfo Cerezo Pérez
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of September 27, 2006.

Name	Title

Honorary Chairman for Life
Carlos Slim Helú

/s/Jaime Chico Pardo*	Chairman
Jaime Chico Pardo

/s/Carlos Slim Domit*	Co-Chairman
Carlos Slim Domit

/s/Juan Antonio Pérez Simón*	Vice Chairman
Juan Antonio Pérez Simón

Director
Emilio Azcárraga Jean

Director
Antonio Cosío Ariño

/s/Laura Diez Barroso de Laviada*	Director
Laura Diez Barroso de Laviada

Director
Élmer Franco Macías

/s/Ángel Losada Moreno*	Director
Ángel Losada Moreno

Director
Rómulo O’Farrill Jr.

/s/Fernando Senderos Mestre*	Director
Fernando Senderos Mestre

/s/Marco Antonio Slim Domit*	Director
Marco Antonio Slim Domit

/s/Rayford Wilkins, Jr.*	Director
Rayford Wilkins, Jr.

/s/Richard P. Resnick*	Director
Richard P. Resnick

/s/Amparo Espinosa Rugarcía*	Director
Amparo Espinosa Rugarcía

/s/Rafael Kalach Mizrahi*	Director
Rafael Kalach Mizrahi

/s/Ricardo Martín Bringas*	Director
Ricardo Martín Bringas

Director
Larry I. Boyle

/s/ Héctor Slim Seade*	Chief Executive Officer
Héctor Slim Seade

/s/Adolfo Cerezo Pérez	Chief Financial and Accounting Officer
Adolfo Cerezo Pérez

/s/Donald J. Puglisi*	Authorized Representative in the United States
Donald J. Puglisi

*By: /s/ Adolfo Cerezo Pérez
Name: Adolfo Cerezo Pérez
Title: Power of Attorney

INDEX TO EXHIBITS

Exhibit Number
(a)	Form of Amended and Restated Deposit Agreement
(f)	Power of Attorney